EXHIBIT 23.1

            Consent of Independent Registered Public Accounting Firm



We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 No. 333-00000) and related Prospectus of Infocrossing, Inc. for the registration of 346,597 shares of its common stock and to the incorporation by reference therein of our report dated March 14, 2005, with respect to the consolidated financial statements and schedule of Infocrossing, Inc., Infocrossing, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Infocrossing, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.


/s/ ERNST & YOUNG LLP

New York, New York
December 22, 2005